Transamerica Asset Management, Inc. P.O. Box 9012 Clearwater, Florida 33758-9012 727-299-1800

December 22, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Transamerica Funds (the “Registrant”)

  1933 Act File No.:         033-02659

  1940 Act File No.:         811-04556

  Registration Statement on Form N-14 (File Nos. 333-177942)

Dear Sir or Madam:

The Registrant requests the withdrawal of the filing of (i) the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 filed on December 14, 2011 (SEC Accession No. 0001193125-11-340988), (ii) the Pre-Effective Amendment No. 2 to the Registration Statement on Form N-14 filed on December 16, 2011 (SEC Accession No. 0001193125-11-343265); and (iii) the Pre-Effective Amendment No. 3 to the Registration Statement on Form N-14 filed on December 22, 2011 (SEC Accession No. 0001193125-11-349770) (collectively, the “Amendments”). The Amendments amended the Registration Statement on Form N-14 filed under the Securities Act of 1933 (the “Securities Act”) on November 14, 2011 (SEC Accession No. 0001193125-11-309983).

Please direct any questions concerning this filing to the undersigned at (727) 299-1836.

Sincerely,

/s/ Tanya L. Goins

Tanya L. Goins

Senior Counsel